UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Management Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal year Ended December 31, 2019 of FEC Resources Inc.

Exhibit 2	Certification of December 31, 2019 filings – CEO

Exhibit 3	Certification of December 31, 2019 filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: March 31, 2020
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

FEC RESOURCES INC. (the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2019
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF MARCH 27, 2020 AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2019.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.  Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy find it necessary to raise capital to fund its current and future business, the Company’s interest in Forum Energy may be diluted because the Company is not entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
Overall Performance
Forum Energy Limited (“Forum Energy”)
As at December 31, 2019 the Company held 5,550,000 shares representing a 6.80% interest  (6.80% at December 31, 2018) of the capital of Forum Energy, a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPCO”), Forum (GSEC101) Ltd. and Forum Exploration Inc. (66.67% owned).  Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.
On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 Forum Energy shares at a decreased price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 we sold 1,000,000 Forum Energy shares to our parent company, PXP, for $0.30 per share.  As a result of the sale of the shares our interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding of the Company.  Forum Energy is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO; and (c) a 100% operating interest in SC 40 North Cebu held through FEPCO’s 66.67%-held subsidiary FE.

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	No*
SC14B Matinloc	12.40%	No*
SC14B-1 N. Matinloc	19.46%	No
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No
*Ceased production on 01 April 2019.

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank

Forum Energy’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC101”)), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure (“FM”) since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that until an agreement has been reached as anticipated under the Memorandum of Understanding (“MOU”) referred to below with a Chinese partner, Forum Energy’s share of the cost cannot be determined.

On July 12, 2016, the Permanent Court of Arbitration in The Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. Although there are ongoing discussions between the two countries, it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.

In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000 including quality control supervision.  The 2019 work program and budget submitted to the Department of Energy of the Philippines (the “DOE”) includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled upon lifting of the FM.

On November 20, 2018, the MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration in the West Philippines Sea.

On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this Management Disucssion and Analysis, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Standing Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). Forum Energy will be the representative to the Working Group that will be created for SC 72.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPCO’s 66.67% owned subsidiary FE.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.

The interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. (“Cosine”). The final report for this work was submitted in late 2018. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine’s quality control supervision. This latter stage is ongoing. The results will be correlated later with seismic data, where possible.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO’s share is approximately 73 bopd [2017 – 91 bopd].  For the first 9 months of 2019, the average gross production was 2,039 bopd [2018 – 3,240 bopd] wherein FEPCO’s share is approximately 46 bopd [2018 – 74 bopd].

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources, acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (GPC) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The second lifting was completed on June 1, 2019 with a volume of 305,697 bbls. The third and final lifting was made in November 3, 2019 with targeted volume of 307,0552 bbls.

The Consortium is determined in extending the field life and optimizing the production performance of the Galoc Field.  GPC spearheaded the fabrication of a Condensate Recovery Unit (“CRU”) that will be installed onboard the Floating Production, Storage, and Offloading (“FPSO”) tanker in 2Q 2020. The CRU  is capable of recovering 15-20 barrels of condensate for every 1 million cubic feet of gas produced, while reducing Greenhouse Gas (CO2) emissions by 20-30%.
SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon field.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The 2019 work program includes the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

A potential farminee has submitted a farm-in proposal to the JV that includes the formulation of a Field Development Plan for the Octon discovery via a tieback to the Galoc Intrepid FPSO. In return for the carry up to First Oil, the farminee will earn 55.88% interest in and assume operatorship of SC 6A. Forum and PXP’s interests will be reduced to 2.45% each upon completion of the farm-in. Development of the Octon field will only be economical if tied-back to Galoc’s production facilities located just 8 km away.  A draft farm-in agreement has been prepared and currently being negotiated by the SC 6A Consortium with the farminee.

SC 6B Bonita

SC 6B Bonita covers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy’s interest in SC 6B has increased to 8.182%.

On October 17, 2019, the Farm-In Agreement (“FIA”), Deed of Assignment with transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved by the DOE with the condition that Manta will be required to submit additional financial documents proving its capability to continue with the execution phase of the Cadlao Field Development before the end of the 18-month period upon approval. Cadlao has estimated Recoverable Reserves (P50) of 6.32 MMBO, while East Cadlao has estimated In-Place Prospective Reserves of 3.59 MMBO (best case).

Under the FIA, Manta will carry the JV up to First Oil to earn a 70% interest. Forum’s interest be reduced to 2.4546% upon completion of the farm-in.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]

Total production from the three fields for 2018 was 94,790 barrels (2017 - 125,755) for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,722 barrels (2017 – 13,538).  Production in the Nido, Matinloc, and North Matinloc continued only until April 2019. From January to April 2019, the total production was 22,172 barrels [January to April 2018 – 38,671 barrels] for an average of 185 bopd [January to April 2018 – 322 bopd]. For January to April 2019, the production attributable to Forum Energy was 1,938 barrels [January to April 2018 – 4,059 barrels]. The Nido Field accounted for 93.06% of the total and the Matinloc Field contributed the remaining 6.94%.  Shell Philippines remained as the sole buyer for the crude.

In late 2018, the SC 14A and 14B joint ventures approved the plan to plug and abandon (P&A) the remaining nine (9) wells at the Nido, Matinloc, and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70’s-early 80’s.

From April to May 2019, seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully plugged and abandoned. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  The P&A of these wells will be completed in 2020.

Partial stripping of production equipment on the AW, BW, AP, and Matinloc Platforms commenced in June 2019. The Department of National Defense-Armed Forces of the Philippines (“DND-AFP”) has indicated an interest to take-over the Nido and Matinloc Platforms in  later in 2019.  Discussions are ongoing among DOE, Philodrill and DND on the details of the planned takeover.

SC14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia have a joint Rock Physics and Quantitative Interpretation (QI) studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase was carried out and completed in June 2019 by Ikon Science in Kuala Lumpur, Malaysia.  The next phase is an Inversion Study using a pilot area of at least 30 sq. km., which was completed in October 2019. The results of this phase is being reviewed by the two consortia. It will then be decided whether or not to proceed to the next and final phase, which is the inversion of the whole 3D dataset. The total project cost will be shared 50-50 by the two consortia.

Other sub-blocks in SC6 and SC14

Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.

Forum Energy Objectives and Strategy

The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

Forum Energy plans to achieve this by:

●	Development of SC72
●	Continued participation in Galoc
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

Risk factors specific to Forum Energy

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●
Forum Energy’s cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy’s operations do not generate sufficient cash to fund new exploration work; therefore, in the event Forum Energy issued new capital to fund these costs, the Company’s interest in Forum Energy will be diluted.

●	Forum Energy is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in Forum Energy.

●	Forum Energy’s interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.

●	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.

●
In March 2017 Forum Energy, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.  The balance outstanding at the end of 2017 was approximately US$5.5 million.  The loan facility has a term of three years and bears interest at LIBOR + 3.5% per annum.  There is no certainty that this loan facility will be renewed, in which case Forum Energy may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2018 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history

Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2019 is not expected to be available until Q3 of 2020.

Selected Annual Financial Information
Selected Financial Data
	Year Ended 12/31/19	Year Ended 12/31/18	Year Ended 12/31/17
Revenue	$-	$-	$-
Net (loss) income	$(211,683)	$(217,665)	$1,803,036
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	409,143,765	409,143,765
Working Capital Deficit	$(69,208)	$181,769	$399,308
Long-Term Debt	$-	$-	$-
Shareholders’ Equity/(Deficiency)	$1,635,378	$1,847,061	$2,064,726
Total Assets	$1,757,494	$1,902,883	$2,098,671
Results of Operations
The accounts show a loss for the year ended December 31, 2019 of $211,683 or $0.00 per share, versus a loss of $217,665, for the same period in 2018.
The difference was because of slightly lower overall general and administration expenses.
General and Administration expense were $213,561 for the year ended December 31, 2019 versus $222,326 for the same period in 2018.  Overall expenses were slightly lower than those experienced in the previous year.  Higher professional fees offset by reductions in listing and filing fees and office and miscellaneous costs accounted for the difference.  Professional fees were $56,773 for the year ended December 31, 2019 versus $44,836 for the same period in the previous year due to costs resulting from a shareholder complaint..  Listing and filing fees were $19,980 for the year ended December 31, 2019 versus $31,201 for the same period in the previous year.  The decrease was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia in 2018.  For the year ended December 31, 2019 travel expense was $Nil versus $8,691 for the year ended December, 2018.  The decrease was due to travel for the Company’s annual general meeting in 2018 that was not undertaken in 2019.  For the year ended December 31, 2019 foreign exchange loss was $3,403 versus a loss  of $22 for the year ended December 31, 2018.
Balance Sheet
The Company’s current assets were $52,908 at December 31, 2019 versus $237,591 for the year ended December 31, 2018. The difference is mainly a result of the higher cash balance on December 31, 2018. The Company’s assets reflect the investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share.

The investment in Forum Energy represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in Forum energy as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in Forum energy, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in Forum energy, management considered the fair value of $1,665,000 previously recorded under IAS 32 – Financial Instruments to be indicative of the fair value of the investment in Forum Energy upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management’s assessment of fair value.
The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under force majeure.

There were no transfers between level 3 and the other levels in the hierarchy during 2018 or 2017.

PROPERTY, PLANT AND EQUIPMENT
Computer Equipment	December 31 2019	December 31 2018	December 31 2017
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,251)	$(15,125)	$(14,947)
Charge for the year	(87)	(126)	(178)
Ending Accumulated Depreciation	(15,338)	(15,251)	(15,125)

Carrying Value	$205	$292	$418
Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	4th Qtr 19	3rd Qtr 19	2nd Qtr 19	1st Qtr 19	4th Qtr 18	3rd Qtr 18	2nd Qtr 18	1st Qtr 18
(Loss) Income	(55)	(47)	(50)	(60)	(75)	(47)	(53)	(43)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital position at December 31, 2019 was $(69,208) versus $181,769 at December 31, 2018 and shareholders’ equity was $1,635,378 at December 31, 2019 (December 31, 2018: $1,847,061).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. In the past to the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the year ended December 31, 2019 was $147,062 versus $196,157 for the same period in 2018 mainly as a result of the differences described  above.

Fourth Quarter

During the fourth quarter, there were no significant events.  The Company experienced only normal operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its Forum Energy shares and will be reliant on debt or equity issuances for future funding requirements.
Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the year ended December 31, 2019, general and administrative expenses included key management personnel compensation totaling $48,000 (2018: $48,000; 2017: $48,000).
Critical Accounting Estimates and Judgments
The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in Forum energy is a significant accounting estimate.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i)  Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

ii)  Deferred tax assets and liabilities
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. The Company believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2019.

New and amended IFRS standards that are effective for the current year

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements may have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard was effective for annual periods beginning on or after January 1, 2019. The Company does not have any lease agreements and the adoption of this standard did not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments
IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019. The adoption of IFRIC 23 did not have any impact on the Company’s financial statements.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2019, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2019, the Company held financial liabilities of $55,221 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $42,548 (December 31, 2018: $228,991) and receivables of $3,072 (December 31, 2018: $2,045).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of Forum Energy should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of Forum Energy shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2019 the Company’s accounts payable and accrued liabilities were $122,116, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in Forum Energy should it either need to sell shares of Forum Energy to raise operating funds, or not participate in any future share issuance financings undertaken by Forum Energy.  Currently there are no plans to sell any of the Company’s Forum Energy shares to fund opertations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

Other Risk Factors

As a holding company with an interest in Forum Energy, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with Forum Energy’s stage of operations and the foreign jurisdiction in which it or Forum Energy may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.
Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.. Currently the Company has no debt. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at December 31, 2019, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
	December 31, 2019	December 31, 2018	December 31, 2017
Professional fees	$56,773	$44,836	$10,641
Bank charges	3,789	3,567	3,283
Listing and filing fees	19,980	31,201	10,873
Office and miscellaneous	21,016	25,883	22,895
Consulting (Note 10)	108,513	108,000	108,000
Amortization (Note 7)	87	126	178
Travel	-	8,691	-
Foreign exchange	3,403	22	10,393
	$213,561	$222,326	$166,263

Other MD&A Requirements
Disclosure of Outstanding Share Data
As At December 31, 2019
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at December 31, 2019	Number Issued and Outstanding as at December 31, 2018
Common Shares	NPV	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at December 31, 2019.
There were no options outstanding as at December 31, 2019.  There were no warrants outstanding as at December 31, 2019.
Additional information on the Company is available at www.sedar.com.
Outlook
SC 72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments, thus Forum Energy has been unable to proceed with the SC 72 exploration work programme.  On March 4, 2015 the DOE imposed a FM on SC 72 in light of the initiation of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the FM, all exploration work at SC 72 is immediately suspended (effective from December 15, 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC 72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the FM.
On November 20, 2018, a MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.  Whilst this is a positive development at this time SC 72 remains subject to the FM order.
On December 21, 2018, Forum Energy  through Forum (GSEC 101) Limited sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019 - 2020 was submitted at the same time which included drilling of two wells and the acquisition of 3D seismic data in the North Bank area.  The outcome is unknown as at the date of this amended MD&A.
Forum Energy anticipates lower revenues from the Galoc oil field due to the Galoc-4 shut-in and normal decline in production of other wells as Galoc reaches its end of life.  The recent collapse in the price of oil will affect profitability and revenues for the coming months and until oil prices rebound.  At the beginning of the year Forum Energy anticipated Galoc would be profitable for another 2 to 3 years.  The Galoc field may yet go into Phase III development in the near future.  However, this remains a contingent programme.  Until production from Galoc-4 is reactivated, oil prices rebound and the consortium decides to go ahead with the approved work program Phase III will remain on hold.  To date there has been no update on whether it will proceed or not.

As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. The Company is currently undertaking a rights offering and on January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 2

Form 52-109FV1
Certification of Annual Filings Venture Issuer Basic Certificate

I, Paul Wallace, Chief Executive Officer of FEC Resources Inc., certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of FEC Resources Inc. (the “issuer”) for the financial year ended December 31, 2019.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 30, 2020

Signed “Paul Wallace”

Paul Wallace
Chief Executive Officer
NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52- 109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 3
Form 52-109FV1
Certification of Annual Filings Venture Issuer Basic Certificate

I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of FEC Resources Inc. (the “issuer”) for the financial year ended December 31, 2019.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 30, 2020

Signed “Paul Wallace”

Paul Wallace
Chief Financial Officer
NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52- 109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.